UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

000-31159
SEC File Number
894486R106
CUSIP Number
☐ Form 10-K and Form 10-KSB	☐Form 20-F	☐ Form 11-K
☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended……………………………………………………… June 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended………………………………………

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

Trend Mining Company
Full Name of Registrant

Former Name if Applicable

5439 South Prince Street
Addresses of Principal Executive Office

Littleton, CO 80120
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed time period.

Because the Company does not have any full time employees, the Company was not able to provide the financial statements for the fiscal quarter ended June 30, 2007, to the Company’s independent auditors, Richey, May & Co., LLP, in time to allow Richey, May & Co., LLP to complete its review of the Form 10-QSB Report pursuant to the standards set forth by the Public Company Accounting Oversight Board. Only with unreasonable effort or expense could (1) the Company have completed the financial statements and (2) Richey, May & Co., LLP have completed this review in time for the Company to timely file its Form 10-QSB Report. The Company expects that the Form 10-QSB Report will be filed by August 20, 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John Ryan	843	842-7247
(Name)	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes☒	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

Yes☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trend Mining Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: August 14, 2007	By:	/s/John Ryan
Name:	John Ryan
Title:	Chief Financial Officer and Treasurer